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CUSIP No. 724508-106


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 16)*



NAME OF ISSUER:                         PITT-DES MOINES, INC.

TITLE OF CLASS OF SECURITIES:           Common Stock, No Par Value

CUSIP NUMBER:                           724508-106



Check the following box if a fee is being paid with this statement:  [   ]


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 724508-106



 1)  Name of Reporting Person           W. R. Jackson
     SS or IRS Identification No.
     of Above Person                    ###-##-####


 2)  Check the Appropriate Box          (a)  _________________
     if a Member of a Group
     (See Instructions)                 (b)          X
                                             -----------------


 3)  SEC Use Only


 4)  Citizenship or Place of Organization:        United States

     Number of Shares
     Beneficially Owned by Each
     Reporting Person With       (5)  Sole Voting Power

                                           143,618
                                      -----------------

                                 (6)  Shared Voting Power

                                            96,545
                                      -----------------

                                 (7)  Sole Dispositive Power

                                           143,618
                                      -----------------

                                 (8)  Shared Dispositive Power

                                            96,545
                                      -----------------


 9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person        240,163


10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)


11)  Percent of Class Represented
     by Amount in Row (9)                    10.4%


14)  Type of Reporting Person                   IN
     (See Instructions)
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CUSIP No. 724508-106


Item 1 (a)               Name of Issuer:       PITT-DES MOINES, INC.

Item 1 (b)                                    Address of Issuer's Principal Executive Offices:

                                                                                                  3400 Grand Avenue
                                                                                                  Pittsburgh, PA  15225

Item 2 (a)                                    Name of Person Filing:                              W. R. Jackson

Item 2 (b)                                    Address of Principal Business Office, or if None,
                                              Residence:

                                                                                                  3400 Grand Avenue
                                                                                                  Pittsburgh, PA  15225

Item 2 (c)                                    Citizenship:                                        United States

Item 2 (d)                                    Title of Class of Securities:

                                                                                                  Common Stock, No Par Value

Item 2 (e)                                    CUSIP Number:                                       724508-106

Item 3                                        If this statement if filed pursuant to
                                              Rules 13d-1(b), or 13d-2(b), check whether
                                              the person filing is a:

                                              (a) [  ] Broker or Dealer registered
                                                       Under Section 15 of the Act.
                                              (b) [  ] Bank as defined in Section
                                                       3(a)(6) of the Act
                                              (c) [  ] Insurance Company as defined in
                                                       Section 3(a)(19) of the Act.
                                              (d) [  ] Investment Company registered
                                                       under Section 8 of the
                                                       Investment Company Act.
                                              (e) [  ] Investment Advisor registered
                                                       under Section 203 of the
                                                      Investment Advisers Act of 1940.

SCHEDULE 13G (Continued)
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CUSIP No. 724508-106

                                (f) [  ] Employee Benefit Plan, Pension
                                         fund which is subject to the
                                         provisions of the Employee
                                         Retirement Income Security Act
                                         of 1974 or Endowment Fund; see
                                         240.13d-1 (b)(1)(ii)(F).
                                (g) [  ] Parent Holding Company, in
                                         accordance with 240.13-
                                         (d)(1)(b)(ii)(G).
                                         (Note:  See Item 7)
                                (h) [  ] Group, in accordance with
                                         240.13d(1)(b)(ii)(H0.

Item 4 Ownership:

       (a) Amount beneficially owned:                    240,163

       (b) Percent of Class:                               10.4%

       (c) Number of shares as to which person has:

           (i) Sole power to vote
               or to direct the vote:                    143,618

          (ii) Shared power to vote
               or to direct the vote:                     96,545

         (iii) Sole power to dispose
               or to direct the
               disposition of shares:                    143,618

          (iv) Shared power to dispose
               or to direct the
               disposition of shares:                     96,545

          Reporting person disclaims beneficial ownership of 2,000 shares held by his spouse.

Item 5.   Ownership of Five Percent or Less of a Class:

               N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities referred to in this schedule but no such interest related to more than 5% of the class.
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CUSIP No. 724508-106

SCHEDULE 13G (Continued)


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:

               N/A

Item 8    Identification and Classification of Members of the Group:

               N/A

Item 9    Notice of Dissolution of Group:

               N/A

Item 10   Certification:

               N/A


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 1996



By  /s/ W. R. Jackson
   ------------------
        W. R. Jackson